FORM 51-102F3
MATERIAL CHANGE REPORT
Item One – Name and Address of Company
Organigram Global Inc. (the “Company”)
145 King Street West, Suite 1400
Toronto, Ontario, Canada
M5H 1J8
Item Two – Date of Material Change
February 18, 2026
Item Three – News Release
The news releases reporting the material changes described in this report were issued in Toronto, Ontario on February 18, 2026 and on February 19, 2026 (collectively, the “News Releases”).
The News Releases were distributed through Business Wire and filed with each of the relevant Canadian securities regulatory authorities via SEDAR+. The News Releases are available on SEDAR+ at www.sedarplus.ca.
Item Four – Summary of Material Change
On February 18, 2026, the Company (NASDAQ: OGI) (TSX: OGI) announced that it had entered into a definitive share purchase agreement (the “Share Purchase Agreement”) to indirectly acquire all of the issued and outstanding shares (the “Purchased Shares”) of Sanity Group GmbH (“Sanity” or “Sanity Group”) not already owned by the Company (the “Transaction”).
Upon closing of the Acquisition, Organigram will pay shareholders of Sanity (collectively, the “Sellers”) upfront consideration of €113.4 million consisting of €80.0 million cash (except for BAT (as defined below) and share consideration of €33.4 million in common shares (the “Common Shares”) or Class A preferred shares (the “Class A Preferred Shares”, and together with the Common Shares, the “Shares”) in the capital of Organigram, which Shares are expected to be priced at C$3.00 per Organigram Share, representing a 71% premium to the C$1.75 closing price on the Toronto Stock Exchange (“TSX”) on February 17, 2026. In addition, the Vendors will be entitled to receive earnout consideration of up to €113.8 million, with the first €20 million in cash (except for BAT (as defined below) and up to €93.8 million in Shares based on Sanity’s financial performance for the 12-month period following the closing., which Shares shall be priced at the TSX 20-day volume-weighted average price on the trading day prior to settlement, subject to a C$3.00 floor and C$4.00 cap.
Concurrently with the execution of the Share Purchase Agreement, the Company entered into a commitment letter with ATB Financial for up to $60.0 million worth of senior secured credit facilities to the Company (the “ATB Credit Facilities”), the proceeds of which will be used to fund the balance of the cash portion of the purchase price for the Transaction and pay certain of the Company’s expenses related to the Transaction. The ATB Credit Facilities are conditional upon the closing of the Transaction and will close concurrently with the Transaction.
Following the execution and announcement of the Share Purchase Agreement, the Company entered into a subscription agreement (the “Subscription Agreement”) dated February 18, 2026 with BT DE Investments Inc., a wholly-owned subsidiary of British American Tobacco p.l.c. (LSE: BATS and NYSE: BTI) (“BAT”), whereby BAT agreed to subscribe for 14,027,074 Shares, on a private placement basis, and 9,897,356 Shares pursuant to certain top-up rights held by BAT (collectively, the “Private Placement Financing”). The proceeds of the Private Placement Financing will be used to fund the cash portion of the purchase price for the Transaction and certain of the Company’s expenses related to the Transaction. The Private Placement Financing is conditional upon the closing of the Transaction and will close concurrently with the Transaction.
Item Five – Full Description of Material Change
Transaction Summary
On February 18, 2026, the Company announced that it had entered into the Share Purchase Agreement to indirectly acquire all of the issued and outstanding shares of Sanity Group not already owned by the Company.
In consideration for the Purchased Shares, the Company will pay the Sellers the following:
•€80.0 million in cash (the “Closing Cash Consideration”) on the closing date of the Transaction (the “Closing Date”), except for BAT which has opted to receive Shares of the Company in lieu of cash consideration;
•€33.4 million in Shares in the capital of the Company on the Closing Date, at a price of $3.00 per Share, representing a 71% premium to the $1.75 closing price of the Company’s Common Shares on the TSX on February 17, 2026, the day prior to the date of the Share Purchase Agreement (the “Closing Share Consideration” and together with the Closing Cash Consideration, the “Closing Consideration”); and
•up to €20.0 million in cash (the “Earnout Cash Consideration”) and up to €93.8 million in Shares (the “Earnout Shares”), dependent upon Sanity Group’s financial performance during the 12-month period following the closing of the Transaction (the “Earnout Period”), with the Earnout Shares being priced based on the volume-weighted average price of Organigram’s Common Shares on the TSX for the twenty trading days on which there was a closing price for the Common Shares immediately preceding the settlement of such Shares, subject to a $3.00 floor and $4.00 cap (the “Earnout Share Consideration”, and together with the Earnout Cash Consideration and Closing Consideration, the “Total Consideration”).

The Company has arranged the following financing commitments (each of which is conditional upon the closing of the Transaction and will close concurrently upon the closing of the Transaction) in order to fund the cash portion of the purchase price payable under the Share Purchase Agreement and certain of the Company’s expenses relating to the Transaction:
•Credit Facilities with ATB Financial: Concurrently with the execution of the Share Purchase Agreement, the Company and ATB Financial entered into a commitment letter, pursuant to which ATB Financial has committed, subject to the terms and conditions therein, to provide up to $60.0 million worth of senior secured credit facilities to the Company.

•Private Placement Financing with BAT: Following the execution and announcement of the Share Purchase Agreement, the Company and BAT entered into the Subscription Agreement. Pursuant to the terms of the Subscription Agreement, BAT engaged in the Private Placement Financing where it subscribed for 14,027,074 Shares of the Company at a price of $3.00 per Share, for gross proceeds of $42.08 million, and also agreed to exercise certain existing top-up rights to subscribe for 9,897,356 Shares at a price of $2.335854 per Share, for gross proceeds of $23.12 million, and total gross proceeds of C$65.2 million.
In addition, upon the closing of the Private Placement Financing, the Company and BAT will enter into a second amended and restated investor rights agreement (the “Second Amended and Restated IRA”), which will amend and restate the existing investor rights agreement dated January 23, 2024 between BAT and the Company (the “Amended and Restated IRA”) to, among other things, provide increased flexibility concerning debt financing transactions by the Company and refresh the time periods with respect to certain provisions.
The Transaction and Private Placement Financing are considered “related party transactions” within the meaning of Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”). In addition, the Transaction (i) provides consideration to BAT (an insider of the Company) in aggregate of 10% or greater of the Company’s market capitalization, (ii) includes a private placement of Shares to BAT (an insider of the Company) greater than 10% of the number of currently outstanding Shares of the Company on a non-diluted basis, (iii) results in the number of Shares issuable to BAT (an insider of the Company) exceeding 10% of the number of outstanding Shares of the Company on a non-diluted basis, and (iv) results in the number of Shares issuable pursuant to the Transaction exceeding 25% of the number of currently outstanding Shares of the Company on a non-diluted basis. As a result, pursuant to MI 61-101 and the rules of the TSX, the Transaction and Private Placement Financing will require the affirmative vote of at least a simple majority of the Shareholders, present or represented by proxy at the annual general and special meeting of the shareholders (the “Meeting”), excluding the votes attached to Common Shares beneficially owned, or over which control or direction is exercised, by BAT, its affiliates and their respective directors and officers, in each case as of February 23, 2026, the record date (the “Record Date”) of the Company’s Meeting to vote on, among other things, upon the Transaction, under section 5.6 of

MI 61-101 and under subsections 604(a)(ii), 607(g)(ii), 611(b) and 611(c) of the TSX Company Manual (such Shareholders, the “Disinterested Shareholders”).
The Transaction is anticipated to close in the second quarter of calendar 2026, subject to the satisfaction of certain closing conditions. As noted above, the Private Placement Financing and ATB Credit Facilities are conditional on the closing of the Transaction and closing of the Private Placement Financing and ATB Credit Facilities will occur concurrently with the closing of the Transaction.
Business Reasons for the Transaction
The Transaction is expected to have significant benefits to Organigram and its shareholders, including (collectively, the “Reasons for the Transaction”):
•Positions the Company as a Leader in the Global Cannabis Market. The Transaction accelerates Organigram’s expansion into global cannabis markets by establishing a leading position in Germany, the world’s second-largest federally legal cannabis market after Canada, valued at over €2 billion in 2025 and serving approximately 800,000 patients, with market forecasts projecting continued growth beyond €4.5 billion by 2028. Through exposure to Germany, the UK, Switzerland and Poland, the Company will be well positioned to capture growth in rapidly expanding European markets.
•Creates a Vertically Integrated European Hub and Sophisticated Commercial Footprint. The Transaction will provide the Company with a vertically integrated European footprint, embedding a highly skilled local leadership team and a strong network of strategic partners in the global cannabis supply chain. Entering the European supply chain with Sanity Group’s deep network will position the Company to sell significantly greater volumes of high-margin flower, creating the ability to capture more of the value chain. The Company will capitalize on Sanity Group’s sophisticated commercial capabilities across Germany, Poland, the UK, and Switzerland and engage Sanity Group’s regulatory expertise, which is critical to navigating new markets.
•Financially Accretive Acquisition with Strong Growth and Profitability Profile. The Transaction is expected to be financially accretive to the Company, delivering meaningful and strategic scale to the Company’s revenue and profitability. In 2025, Sanity Group demonstrated consistent net revenue growth from €9 million in 2023 to €61 million in 2025, including €19 million generated in the fourth quarter of 2025, with continued profitability anticipated. Sanity Group has achieved consistent gross margin improvements, from 14.5% in 2023 to 47.2% in 2025, and based on Sanity Group’s internal estimates, has grown to the second largest market share position in the German cannabis market as of November 2025.
•Establishes a European Retail Presence and Credibility for Future Pilot Projects. The Company will gain immediate access to the Swiss retail market through Sanity Group’s two established pilot project locations. Sanity Group’s pilot project experience and established branding will enhance the Company’s credibility for future pilot projects in new European markets, specifically as the global regulatory landscape continues to evolve.
•Expansion of Organigram Brand and Intellectual Property. The Transaction will provide the Company with the potential opportunity to implement its industry leading brands and intellectual property into new global markets and support the expansion of its strategic partnerships. Sanity Group’s portfolio of brands reflects shared values surrounding innovation, whereby the Company can expand its focus on new developments including a suite of emulsions, novel vapour formulations, flavour innovations, and packaging solutions. The Company anticipates the expansion and collaboration with Sanity Group’s established brands will deliver market share and revenue growth for the Company by appealing to a broad range of consumers seeking new, progressive cannabis formats.
Board Recommendation
The Company’s board of directors (the “Board”) and the Investment Committee of the Board (the “Investment Committee”) engaged BMO Nesbitt Burns Inc. (“BMO Capital Markets”) to provide an oral opinion, which oral opinion was subsequently confirmed in writing, to the effect that, as of February 11, 2026, and based upon and subject to the assumptions, limitations and qualifications to be set forth in its written opinion, the consideration to be paid by the Company pursuant to the Share Purchase Agreement is fair, from a financial point of view, to the Company (the “Opinion”).
The Board and Investment Committee, having undertaken a thorough review of, and having carefully considered the terms of the Transaction and the Reasons for the Transaction listed above, and after consulting with its legal and financial advisors and having considered the Opinion provided by BMO Capital Markets, unanimously (with Craig Harris, Simon Ashton and Karina Gehring, being the BAT nominees to the Board, abstaining) determined that the Transaction is in the best interests of the Company and determined that the terms and conditions of the Transaction are fair and reasonable to the Company. Accordingly, the Board unanimously (excluding Craig Harris, Simon Ashton and Karina Gehring, being the Board representatives nominated by BAT) approved the Transaction.
The Share Purchase Agreement
In connection with the Transaction, the Company incorporated a wholly-owned German limited liability company (the “Purchaser”) that will acquire all of the issued and outstanding shares of Sanity (the “Sanity Shares”) from the Sellers, pursuant to the terms of the Share Purchase Agreement dated February 18, 2026 (the “Signing Date”).
Consideration
As consideration for the Sanity Shares, the Company has agreed to pay:
•€80.0 million in cash consideration on the Closing Date of the Transaction; and

•€33.4 million of share consideration, currently expected to consist of 4,139,748 Common Shares and, in the case of BAT, 13,693,120 Class A Preferred Shares in the capital of the Company for a deemed price per Share of $3.00, representing a 71% premium to the $1.75 closing price of the Common Shares on the TSX on February 17, 2026, the last trading day prior to the date of the Share Purchase Agreement.

The Sellers may also be entitled to earn-out consideration based on the financial performance of Sanity during the Earnout Period. The earn-out is calculated based on a notional valuation determined by equally weighting net revenue and EBITDA, with net revenue multiplied by 1.75x and EBITDA multiplied by 12.5x, as further described in the Share Purchase Agreement.
Subject to the achievement of applicable performance thresholds and certain adjustments, the earn-out consideration may consist of:
•up to €20 million in cash consideration; and

•up to €93.8 million of share consideration, currently expected to consist of 50,649,376 Common Shares, to be issued at a deemed price per Share equal to the volume-weighted average trading price of the Company’s Common Shares on the TSX for the twenty trading days immediately preceding settlement, subject to a $3.00 floor and $4.00 cap.

The Closing Consideration is subject to a post-closing adjustment to reflect the actual cash, debt and working capital of Sanity Group as of the Closing Date, as determined in accordance with the terms of the Share Purchase Agreement.

BAT’s Consideration under the Share Purchase Agreement
BAT is a shareholder of both Organigram and Sanity and has elected to receive Shares of the Company for its consideration under the Share Purchase Agreement in lieu of cash consideration for its interest in Sanity Group.
The Share Purchase Agreement contains a provision which limits BAT’s ownership of the Company’s Common Shares, such that if, after giving effect to the Closing Share Consideration or Earnout Share Consideration, as applicable, the aggregate number of Common Shares beneficially owned or controlled, directly or indirectly, by BAT, its affiliates, associates, related parties and any joint actors, would exceed 30% of the issued and outstanding Common Shares (the “30% Threshold”), BAT will be issued the greatest number of Common Shares issuable under the Closing Consideration or Earnout Consideration, as applicable, without exceeding the 30% Threshold, and thereafter, shall be issued the balance of the Shares as Class A Preferred Shares.
The Class A Preferred Shares are convertible initially on a one-for-one basis, with the conversion rate increasing at a rate of 7.5% per annum until such time as the holders of Class A Preferred Shares would beneficially own 49.0% of the aggregate number of Common Shares issued and outstanding.

Pursuant to the Transaction, BAT is currently expected to receive 13,693,120 Class A Preferred Shares as Closing Share Consideration and 6,625,559 Common Shares as Earnout Share Consideration (assuming the floor earnout share price of C$3.00, and that the full earnout is achieved).
Company and Seller Warranties
The Share Purchase Agreement contains customary warranties of Sanity and its subsidiaries, including fundamental representations relating to corporate authority, good standing, absence of insolvency proceedings and ownership and governance matters, as well as business representations relating to, among other things, financial statements, assets, material contracts, intellectual property, employment matters, regulatory compliance, permits, insurance and legal proceedings.
The Company and the Purchaser, among other related parties under the Share Purchase Agreement, have given customary warranties relating to certain matters, including without limitation, the following: enforceability, corporate power, litigation, reservation for issuance of Closing Share Consideration and Earnout Share Consideration, sufficient funds, no material adverse change since the Purchaser’s most recent publicly filed financial statements, the free tradability of the Closing Share Consideration and insolvency.
Closing Conditions
Mutual Closing Conditions
The Share Purchase Agreement provides that the obligations of the parties to complete the Transaction are subject to the following mutual conditions precedent:
•receipt of clearance of the Transaction under Germany’s foreign direct investment regime from the German Ministry of Economics and Energy (the “FDI Approval”);
•the required approvals, consents and authorizations of the securities regulatory authorities necessary to give effect to the Share Purchase Agreement, including approval by the TSX and notification to the NASDAQ, must have been obtained; and
•there must be no law enacted, order, legal proceeding or other legal or regulatory restraint that has the effect of making the transactions contemplated illegal or prevents, restrains or otherwise prohibits the consummation of the transactions contemplated (collectively, “Mutual Closing Conditions”).
Purchaser’s Closing Conditions
The Share Purchase Agreement provides that the obligations of the Company to consummate the Transaction are subject to the satisfaction of the following conditions precedent:
•there having been no Material Adverse Change (as defined in the Share Purchase Agreement) between the Signing Date and the Closing Date of the Transaction;

•the Purchaser having obtained, on terms and conditions satisfactory to the Purchaser in its sole discretion, third-party financing (which the Company anticipates will be satisfied through the Private Placement Financing and the ATB Credit Facilities);
•approval of the Transaction by the Company’s shareholders; and
•the representations and warranties of Sanity contained in the Share Purchase Agreement must be true and correct as of the Closing Date (collectively, “Purchaser Closing Conditions”).
Interim Period Covenants
During the period from the Signing Date until closing of the Transaction (the “Interim Period”), the Sellers and Sanity have covenanted that, as applicable and to the extent permitted by law:
•the business of Sanity and its subsidiaries will be managed in accordance with good business practices and in the ordinary course;
•Sanity and its subsidiaries will use best efforts to comply with all material applicable laws and maintain all licenses, consents and authorizations necessary to carry on the businesses of Sanity and its subsidiaries;
•Sanity and its subsidiaries will use best efforts to preserve customer and supplier relationships in the ordinary and usual course consistent with past practice;
•Sanity and its subsidiaries will use best efforts to preserve their assets in good working condition and in the ordinary course of business; and
•Sanity and its subsidiaries will keep proper accounting records, making true and complete entries of all dealings and transactions.

The Sellers and Sanity have further covenanted that during the period from the Signing Date until the Closing Date that (i) none of the following matters will occur or be agreed to with respect to Sanity and its subsidiaries, and (ii) the Sellers and Sanity will not vote in favour of any of the following matters in any shareholders or board meeting of Sanity or any subsidiary, without the prior consent of the Purchaser: (a) no shareholder resolutions will be approved, (b) no amendments will be made to the constating documents or capital structure of Sanity or any of its subsidiaries, (c) no dividends or other distributions will be declared or paid, (d) no shares of Sanity will be sold, transferred or encumbered, (e) no liquidation, merger or restructuring will be undertaken, (f) no material assets or equity interests will be disposed of, (g) no material agreements will be terminated, (h) no mass layoffs of employees will be conducted, (i) no directors or key employees will be hired, terminated or have their terms of employment materially amended, (j) no directors will be appointed or removed, and (k) no other actions specified in the Share Purchase Agreement will be taken or voted in favour of at any shareholders’ or board meeting of Sanity or any of its subsidiaries.
Sanity and the Sellers, as applicable, have covenanted that, on or before the closing of the Transaction, all Related Party Agreements (as defined in the Share Purchase Agreement), shall be terminated by mutual agreement, effective as of the Closing Date of the Share Purchase Agreement.
Additionally, Sanity has covenanted that prior to the Signing Date, (i) the Sellers and Sanity have entered into a Payment Undertaking Agreement (as defined under the Share Purchase Agreement) pursuant to which the Sellers have acceded as additional debtors to the claims of all virtual share option plan (“VSOP”) beneficiaries, triggered by reason of the Transaction and (ii) that the Sellers have unconditionally settled any such claims with the VSOP beneficiaries in full without recourse against Sanity. Sanity shall, no later than ten (10) business days after the signing date of the Share Purchase Agreement, ensure each VSOP beneficiary is notified of the Transaction and their respective entitlements and is requested to waive such rights
Board Appointment

Subject to the terms and conditions of the Share Purchase Agreement, the Company has agreed to appoint a representative of the Sellers, initially Mr. Max Konrad Narr, to the Board of Directors (the “Board”) following Closing of the Transaction for the duration of the Earnout Period.
Conduct of Business During Earnout Period

Following the Closing Date, the Purchaser must allow Sanity and its subsidiaries to continue in the ordinary course of business consistent with past practice and with the due care and diligence of an orderly and prudent businessman conducted on or prior to the Closing Date for the duration of the Earnout Period.

Redemption Rights
Pursuant to the terms of the Share Purchase Agreement, if any Seller fails to satisfy any claim(s) of the Purchaser for compensation of any damages pursuant to a breach by such Seller of a Sellers’ Warranty, Indemnities, Tax Warranties or the Tax Indemnity (each as defined under the Share Purchase Agreement) and such breach is not cured within ten (10) business days after such claims have been acknowledged by the Seller or confirmed by final legal title, each Seller unconditionally and irrevocably grants the Company the right to redeem, without consideration, any Closing Share Consideration and/or Earnout Share Consideration received by the Seller to satisfy such claim(s) (the “Redemption Right”). The number of Shares to be redeemed by the Company pursuant to the Redemption Right shall be determined based on the value of the applicable damages divided by the applicable price per Share at the time of such claim.
The Share Purchase Agreement does not impose a limitation on the number of Shares that may be redeemed by the Company under the Redemption Right, however, the terms of the Share Purchase Agreement provide that a Sellers’ liability cannot exceed the portion of the purchase price received by the Seller under the Share Purchase Agreement, subject to certain exceptions. Accordingly, if the Company redeemed the maximum number of Shares under the Redemption Right from a Seller, such Seller’s interest in the Company would be extinguished.

The Board discussed the terms of the Redemption Right when considering whether to approve the Share Purchase Agreement and determined that including the Redemption Right in the Share Purchase Agreement was in the best interests of the Company.
Termination
Subject to the terms and conditions in the Share Purchase Agreement, if any of the Mutual Closing Conditions or the Purchaser Closing Conditions have not been fulfilled by August 18, 2026, the parties have the ability terminate the Share Purchase Agreement upon written notice to the other parties.
Non-Competition and Non-Solicitation
The Share Purchase Agreement includes non-competition and non-solicitation covenants applicable to a founder of Sanity, Finn Age Hänsel and an entity in which such founder is the sole shareholder (collectively, “Mr. Hänsel”), for a period of three years following closing. During such period, and subject to the terms of the Share Purchase Agreement, Mr. Hänsel is prohibited from establishing a competing business, acquiring interests in competing businesses (other than minority interests for investment purposes or equity in the Company), or serving as a consultant or advisor to competing businesses. Mr. Hänsel is also not permitted to solicit, entice or induce any employee, agent, officer, director or vendor, or knowingly solicit, entice or induce any customer of Sanity.
Lock-Up Restrictions
The Shares issued to the Sellers (and to the Trustors (as such term is defined in the Share Purchase Agreement) in respect of the Earnout Shares), excluding any Shares issued to BAT, are subject to certain lock-up restrictions. Each of the Sellers (and the Trustors (as such term is defined in the Share Purchase Agreement) in respect of the Earnout Shares) agree, subject to the terms of the Share Purchase Agreement, that: (i) for the first three month period after receipt of the Shares not to make any dispositions, and (ii) for the subsequent three month period after receipt of the Shares not to dispose of more than 50% of such Shares. Thereafter, the Sellers may dispose of all of its remaining Shares if they so choose.
ATB Credit Facilities

Concurrently with the execution of the Share Purchase Agreement, the Company entered into the ATB Credit Facilities, whereby ATB Financial will provide senior secured credit facilities of up to $60.0 million, acting as sole lead arranger and bookrunner. The ATB Credit Facilities consists of:
•a $40.0 million senior secured facility comprised of a $10.0 million operating line;
•a $30.0 million revolving credit facility; and
• a $20.0 million senior secured non-revolving credit facility.

The ATB Credit Facilities will be available on closing of the Transaction, subject to customary closing conditions, and bear interest at ATB Financials’ referenced benchmark rates plus a spread determined by funded debt to trailing twelve-month adjusted EBITDA. The ATB Credit Facilities are subject to normal course funded debt and fixed charge covenants.

Subscription Agreement
Following the execution and announcement of the Share Purchase Agreement, the Company and BAT entered into the Subscription Agreement. Pursuant to the terms of the Subscription Agreement, BAT will subscribe for 14,027,074 Shares at a price of $3.00 per share, for gross proceeds of $42.08 million and the exercise of certain existing top-up rights to subscribe for 9,897,356 Shares at a price of $2.335854 per Share, for gross proceeds of approximately $23.12 million, for total gross proceeds of $65.2 million. The proceeds from the Private Placement Financing will be used to fund the cash component of the Transaction and for transaction expenses.
In connection with the closing of the Private Placement Financing, the Company and BAT intend to enter into the Second Amended and Restated IRA, which will amend and restate the existing Amended and Restated IRA to, among other things, extend the term of certain standstill and lock-up provisions, and make certain housekeeping amendments.
Consideration
Pursuant to the terms of the Subscription Agreement, BAT has agreed to (i) exercise its existing top-up rights under the Amended and Restated IRA to purchase 9,897,356 Shares at a price of $2.335854 per Share, for an approximate aggregate total of $23,118,778, and (ii) subscribe for 14,027,074 Shares at a price of $3.00 per Share, on a private placement basis, for an approximate aggregate total of $42,081,222, resulting in gross total proceeds of $65.2 million (the “Subscription Proceeds”).
With respect to issuances of Shares under Subscription Agreement, to the extent BAT’s ownership of Shares in the Company exceeds 30.0% of the total issued and outstanding Common Shares on a post-issuance basis, BAT would, in lieu of Common Shares, be issued non-voting Class A Preferred Shares. The Class A Preferred Shares are convertible initially on a one-for-one basis, with the conversion rate increasing at a rate of 7.5% per annum until such time as the holders of Class A Preferred Shares would beneficially own 49.0% of the aggregate number of Common Shares issued and outstanding.
Conditions Precedent to Closing
Closing of the Private Placement Financing is subject to the satisfaction or waiver of the following mutual closing conditions in favour of each of BAT and the Company, including: (i) all approvals, consents and authorizations necessary for the consummation of the Private Placement Financing have been obtained, including the TSX Approval (which shall be subject only to customary conditions) and the NASDAQ Notification; (ii) no order issued by a Governmental Authority (as defined in the Share Purchase Agreement), and no statute, rule, regulation or executive order promulgated or enacted by a Governmental Authority, enjoins, prohibits or otherwise makes illegal the consummation of the Private Placement Financing; (iii) no material claim, at law or in equity, shall be pending or threatened by any person, governmental authority or securities regulator in connection with the Private Placement Financing; (iv) no order having the effect of suspending the issuance or ceasing the trading of any of the Common Shares issued or made by any governmental authority, securities regulator or stock exchange shall be in effect; and (v) all of the conditions precedent to the obligation of the Company to effect the closing of the Transaction as set forth in the Share Purchase Agreement shall have been satisfied or waived (other than those conditions that, by their terms, cannot be satisfied until closing under the Share Purchase Agreement).
The closing of the Private Placement Financing is also conditional on the following conditions in favour of BAT: (i) the Company shall have performed and complied in all material respects with all covenants and agreements required by the Subscription Agreement to be performed or complied with by it on or prior to the Closing Date; (ii) the Company shall have made, or caused to be made, all of the required deliveries; (iii) the consummation of the Private Placement Financing is not reasonably expected to result in a BAT Material Adverse Effect (as defined in the Subscription Agreement); and (iv) the Share Purchase Agreement shall not have been altered, amended or otherwise modified or supplemented or any provision or condition therein waived, nor any consent granted, if such alteration, amendment, modification, supplement, waiver or consent would be materially adverse to the interests of the Company or BAT, without BAT’s prior written consent (acting reasonably).
The closing of the Private Placement Financing is also conditional on the following conditions in favour of the Company: (i) BAT shall have performed and complied in all material respects with all covenants and agreements required by the Subscription Agreement to be performed or complied with by it on or prior to closing; and (ii) BAT shall have made, or caused to be made, the required deliveries, including total gross subscription proceeds of $65.2 million.
Termination of the Subscription Agreement
The Subscription Agreement will terminate automatically on the closing, upon termination in accordance with its terms, or automatically on August 18, 2026, whichever is earlier.
Prior to the Closing Date, the Subscription Agreement may be terminated by: (i) the mutual written agreement of the parties; (ii) by the Company or BAT, if the Share Purchase Agreement is validly terminated in accordance with its terms; (iii) by the Company, if the mutual conditions or the conditions in favour of the Company cannot be satisfied on or before the Closing Date; or (iv) by BAT, if the mutual conditions or the conditions in favour of BAT cannot be satisfied on or before the Closing Date.
If BAT terminates the Subscription Agreement as a result of the consummation of the Private Placement Financing resulting from a BAT Material Adverse Effect (as defined in the Subscription Agreement) on or before the Closing Date, prior to or concurrently with the termination of the Subscription Agreement, BAT is required to pay a termination fee to the Company.
Use of Proceeds
Unless otherwise consented to in writing by BAT in advance, the Company shall use the proceeds for the sole purpose of (i) funding the cash portion of the purchase price payable by the Company to Sanity Group for the Transaction pursuant to the Share Purchase Agreement, and (ii) paying transaction expenses in connection with the Transaction.
Closing
According to the terms of the Subscription Agreement, the Private Placement Financing will close concurrently with, and is conditional upon, the closing of the Transaction.
Shareholder Approval Requirements
The Transaction and Private Placement Financing are subject to certain shareholder approval requirements pursuant to MI 61-101 and the TSX Company Manual.
Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions
Pursuant to MI 61-101, a “related party” includes a shareholder holding over 10% of the voting rights attached to the voting securities of the issuer. BAT beneficially owns over 10% of the issued and outstanding Common Shares and is a “related party” for the purposes of MI 61-101. The Transaction (in that BAT is a Seller) and Private Placement Financing (in that BAT is the subscriber) are each considered a “related party transaction” under MI 61-101, which requires (absent an available exemption), that an issuer obtain minority shareholder approval and a formal valuation for the transaction and that the issuer provide enhanced disclosure with respect to the transaction.
Exemption from Formal Valuation Requirement under Section 5.5(a) of MI 61-101 for the Transaction
BAT currently owns 13,532 Sanity Shares (the “BAT Sanity Shares”), representing 16.3% of the issued and outstanding Sanity Shares. As of the day prior to the date of the Share Purchase Agreement, the fair market value of BAT’s Sanity Shares was $62,518,194. As of the last trading day prior to the date of the Share Purchase Agreement, the Company’s market capitalization, as calculated in accordance with Section 5.5(a) MI 61-101, was $262,721,951. As neither (i) the fair market value of the BAT Sanity Shares being sold to the Company under the Transaction, nor (ii) the fair market value of the consideration paid to BAT for the BAT Sanity Shares under the Share Purchase Agreement exceeds 25% of the Company’s market capitalization, the Transaction is exempt from the formal valuation requirements of Section 5.4 of MI 61-101 pursuant to Subsection 5.5(a) of MI 61-101.
Exemption under Section 5.5(c) of MI 61-101 for the Private Placement Financing

The Private Placement Financing is exempt from the formal valuation requirements of Section 5.4 of MI 61-101 pursuant to Section 5.5(c) of MI 61-101, as the Private Placement Financing involves a distribution of securities to a related party for cash consideration. In addition, the other conditions of Section 5.5(c) have been satisfied, as neither the Company nor, to the knowledge of the Company after reasonable inquiry, BAT (as the “related party”), had knowledge of any material information concerning the Company or its securities that had not been generally disclosed at the time the Subscription Agreement governing the Private Placement Financing was executed and delivered.
The following table describes the anticipated effect of the Transaction and Private Placement Financing, based on the Company’s 136,337,341 issued and outstanding Shares as of the Record Date, on the percentage of Shares controlled by BAT:

Holdings (% of class)	Current	Private Placement Financing	Pro Forma Private Placement Financing Only	Transaction (Closing Consideration Only)	Pro-Forma Private Placement Financing + Transaction (Closing Consideration Only)	Transaction (Earnout Consideration)(2)	Pro-Forma (Private Placement Financing + Transaction with Maximum Earnout Consideration )
BAT Common Share Holdings	40,134,389 (29.44%)	1,095,000	41,229,389 (30.0%)	1,774,000	43,003,389 (30.0%)	6,625,559	49,628,948 (25.6%)
BAT Class A Preferred Share Holdings	13,794,163 (100%)	22,829,430	36,623,593 (100%)	11,919,120	48,542,713 (100%)	-	48,542,713 (100%)
BAT Common and Class A Preferred Share Holdings (including accretion on Class A Preferred Shares and partially diluted to assume conversion of Class A Preferred Shares)[3]	55,397,819 (36.5%)	23,924,430	79,322,249 (48.4%)	13,693,120	93,015,368 (48.1%)	10,376,458	103,391,826 (41.7%)

Notes:
(1)This table differs from the Company’s press release of February 18, 2026, as for the purpose of seeking TSX and shareholder approval, the Company is required to authorize the maximum number of shares that can potentially be issued in connection with the Transaction. As a result, this table assumes the maximum earnout payable and that all share consideration is issued at a C$3.00 floor price. In addition, since the issuance of the above referenced press release, the Company has issued approx. 1.2 million shares in connection with the Collective Project earnout.
(2)The earnout assumes the maximum earn-out payable at a C$3.00 floor price. The numbers of Shares in the table are calculated based on a EUR:CAD exchange rate of €1.00 = C$1.6148 as of the Record Date. BAT’s holdings of Common Shares include those beneficially owned, controlled or directed by any of its subsidiaries. The number of BAT Common and Class A Preferred Share Holdings issued as Earn Out Consideration include 3,750,898 accreted Class A Preferred Shares. Note that these amounts may increase due to changes in the EUR:CAD exchange rate and do not reflect post-closing accretion of the Class A Preferred Shares.
(3)The number of current BAT Common and Class A Preferred Share Holdings include 1,469,267 accreted Class A Preferred Shares and the number of BAT Common and Class A Preferred Share Holdings issued as Earn Out Consideration (per Note 2) include 3,750,898 accreted Class A Preferred Shares.
Minority Shareholder Approval
The Transaction and the Private Placement Financing are subject to “minority approval” of every class of “affected securities” of the issuer (each as defined in MI 61-101). As a result, the resolution that the Company will put forth for Shareholder approval of the Transaction and the Private Placement Financing (the “Transaction Resolution”) at the Meeting will require the affirmative vote of at least a majority of the votes cast by the Shareholders, present in person or represented by proxy at the Meeting, excluding the votes attached to the Common Shares that are beneficially owned or over which control or direction is exercised by as of the Record Date by BAT, its affiliates and their respective directors and officers, and any other “related parties” and “joint actors” (each as defined in MI 61-101) of BAT. To the knowledge of the Company, as of the Record Date, an aggregate of 40,134,389 Common Shares, held by BAT representing approximately 29.44% of the issued and outstanding Common Shares on a non-diluted basis as of the Record Date, will be excluded for purposes of calculating the requisite minority shareholder approval of the Transaction Resolution.
Disinterested Shareholder Approval – TSX Company Manual
The TSX Company Manual requires shareholder approval in certain circumstances where a listed issuer issues securities in connection with an acquisition. As described below, the Transaction Resolution is subject to Disinterested Shareholder approval under the TSX Company Manual.
The Transaction (i) provides consideration to BAT (an insider of the Company) in aggregate of 10% or greater of the Company’s market capitalization pursuant to section 604(a)(ii) of the TSX Company Manual, (ii) includes a private placement of Shares to BAT (an insider of the Company) greater than 10% of the number of currently outstanding Shares of the Company on a non-diluted basis pursuant to section 607(g)(ii) of the TSX Company Manual, (iii) results in the number of Shares issuable to BAT (an insider of the Company) exceeding 10% of the number of outstanding Shares of the Company on a non-diluted basis pursuant to section 611(b) of the TSX Company Manual, and (iv) results in the number of Shares issuable pursuant to the Transaction exceeding 25% of the number of currently outstanding Shares of the Company on a non-diluted basis pursuant to 611(c) of the TSX Company Manual. As a result, the Transaction Resolution will require the affirmative vote of at least a simple majority of the Shareholders, present or represented by proxy at the Meeting, excluding the votes cast by BAT or its affiliates under subsections 604(a)(ii), 607(g)(ii), 611(b) and 611(c) of the TSX Company Manual.
Shareholders Meeting
Further information regarding the Transaction and the Private Placement Financing will be contained in a management information circular that the Company will prepare and mail to its Shareholders in connection with the Meeting to be held on March 30, 2026. The Company expects to mail its management information circular in early March. A copy of the Company’s management information circular will be filed under the Company's profile at www.sedarplus.ca.
Investor Presentation
The Investor Presentation can be found at the attached link: Investor Presentation.
Item Six – Reliance on subsection 7.1(2) of National Instrument 51-102
Not Applicable.
Item Seven – Omitted Information
Not Applicable.

Item Eight – Executive Officer
The following executive officer is knowledgeable about the material change and this report:
James Yamanaka, Chief Executive Officer
1 (844)-644-4726
Item Nine – Date of Report
March 2, 2026
Forward-Looking Information
This report contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances contain forward-looking-statements. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of the Company to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this report. Specifically, statements regarding the expected closing of the Transaction, the sources of funds to finance the Transaction, the terms of the Private Placement Financing, the expected benefits of the Transaction and the future business prospects of the Company are forward-looking statements.
In making statements about Sanity’s financial performance, the Company has made assumptions that are based on presumed growth rates in Germany, Sanity continuing to hold one of the top market share positions, continued availability of flower supply from Canadian and other international cultivators, and market conditions, pricing and margins not deteriorating beyond the already forecasted reduction in gross margins. Such assumptions are based on management's assessment of the relevant information currently available and any financial outlook included herein is provided for the purpose of helping readers understand management's current expectations and plans for the future as of the date hereof.
Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information. Forward-looking statements reflect current beliefs of management of the Company with respect to future events and are based on information currently available to management including the reasonable assumptions, estimates, analysis and opinions of management of the Company considering their experience, perception of trends, current conditions and expected developments as well as other factors that management believes to be relevant as at the date such statements are made, including, but not limited to, that shareholders will vote to approve the Transaction and the Private Placement

Financing, and that the conditions to closing the Transaction, the Private Placement Financing and the ATB Credit Facilities will be satisfied within a reasonable period of time or at all. Forward-looking statements involve significant known and unknown risks and uncertainties. Many factors could cause actual results, performance or achievement to be materially different from any future forward-looking statements. There is a risk that one or more of the Transaction, the Private Placement Financing and/or the ATB Credit Facilities does not close or close within the expected timeline. There is a risk that some or all the expected benefits of the Transaction may fail to materialize or may not occur within the time periods anticipated by the Company. The challenge of coordinating previously independent businesses makes evaluating the business and future financial prospects of the Company following the business combination difficult. Material risks and uncertainties that could cause actual results to differ from forward-looking statements include not receiving approval for the Transaction and Private Placement Financing from the shareholders, not receiving any of the regulatory approvals (including approval from the TSX and foreign direct investment clearance from the German Ministry of Economics and Energy) required to close the Transaction and Private Placement Financing, the timing and outcome of any such regulatory review negatively impacting the Transaction, that all conditions to the closing of the Share Purchase Agreement will not be satisfied, that the Transaction will not be completed on the terms set forth in the Share Purchase Agreement, that the Transaction will not close, inherent uncertainty associated with the financial and other projections (including projections relating to revenue, EBITDA, valuation and earnout calculations) as well as market and regulatory changes arising that reduce or eliminate the benefits of the Transaction; the effective integration of Sanity into the Company not being possible; the ability to achieve the anticipated synergies and value-creation contemplated by the business combination not being possible or being delayed; the response of business partners and retention as a result of the business combination being negative; the impact of competitive responses to the business combination negatively impacting the Company; the ability to achieve the expected manufacturing and production output not being possible; availability of required flower supply; the risk that Sanity may not achieve the financial performance thresholds required for the payment of some or all of the Earnout Cash Consideration and Earnout Share Consideration; and the diversion of management time on business combination-related issues. Readers are cautioned that the foregoing list of factors is not exhaustive. Other risks and uncertainties not presently known to the Company or that the Company presently believe are not material could also cause actual results or events to differ materially from those expressed in the forward-looking statements contained herein. For a more detailed discussion of risks and other factors, see the factors and risks disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR+ (see www.sedarplus.ca) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.
Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this report are reasonable, undue reliance should not be placed on such information, and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this report are made as of the date of this report and the Company disclaims any intention or obligation, except to the extent required report, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.